UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934

 (Amendment No. 4)*

Tenaris S.A.

(Name of Issuer)

Ordinary Shares, $1.00 par value per share

(Title of Class of Securities)

88031 M 10 9

(CUSIP Number)

Fernando J. Mantilla, 26, Boulevard Royal, Ground Floor, L-2449 Luxembourg, Grand-Duchy of Luxembourg

 Telephone: +352 27209600

 (Name, Address and Telephone number of Person Authorized to

 Receive Notices and Communications)

June 28th, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 713,605,187
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 713,605,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): HC

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

SAN FAUSTIN S.A.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 713,605,187
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 713,605,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP NO. 88031 M 10 9

1.	NAMES OF REPORTING PERSONS

TECHINT HOLDINGS S.À R.L.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

00-0000000

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

GRAND DUCHY OF LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 713,605,187
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 713,605,187
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 713,605,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.4%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

This Amendment No. 4 amends and supplements the Schedule 13D originally filed on February 14th, 2011 (this “Amendment No. 4”), as further amended by Amendments No. 1, No. 2 and No. 3, on behalf of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS (as defined thereunder), relating to the Ordinary Shares, par value $1 per share of Tenaris S.A. (the “Ordinary Shares”).

No changes occurred except on the following Items:

Item 1. Security and Issuer

The principal executive offices of the Issuer were moved to 26, Boulevard Royal, 4th Floor, Luxembourg L-2449, Grand-Duchy of Luxembourg.

Item 2. Identity and Background

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) (collectively, the “Reporting Persons”).

(a)	ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN (“RP STAK”)

“De Rotterdam” 41st floor, Wilhelminakade 173 – 3072 AP Rotterdam, The Netherlands.

RP STAK is a private foundation (stichting) organized under the laws of The Netherlands. No person or group of persons controls RP STAK.

(b)	SAN FAUSTIN S.A. (“SAN FAUSTIN”)

26, Boulevard Royal, Ground Floor, L-2449 Luxembourg.

SAN FAUSTIN is a société anonyme (public limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies).

(c)	TECHINT HOLDINGS S.À R.L. (“TECHINT HOLDINGS”)

26, Boulevard Royal, Ground Floor, L-2449 Luxembourg

TECHINT HOLDINGS is a société à responsabilité limitée (private limited liability company) organized under the laws of the Grand-Duchy of Luxembourg. All of the shares of TECHINT HOLDINGS are held by SAN FAUSTIN.

The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each voting committee member, executive officer or director, as applicable, of each Reporting Person are set forth in Schedule I and is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

The events requiring the filing of this Amendment No. 4 did not involve any transfer of funds or any kind of consideration. This filing is due to some minor changes in the composition of the Board of Directors or executive officers, their residence or business address and/or their present principal occupation or employment of some of the Reporting Persons.

There were no changes in the holdings of Ordinary Shares of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS since such Reporting Persons filed their most recent Amendment No. 3 to Schedule 13D on June 25th, 2020.

Item 4. Purpose of Transaction

This filing of the Amendment No. 4 is due to some minor changes in the composition of the Board of Directors or executive officers, their residence or business address and/or their present principal occupation or employment, of some of the Reporting Persons.

There were no changes in the holdings of Ordinary Shares of RP STAK, SAN FAUSTIN and TECHINT HOLDINGS since such Reporting Persons filed their most recent Amendment No. 3 to Schedule 13D on June 25th, 2020. RP STAK continues to control SAN FAUSTIN (i.e. it continues to have the ability to influence matters affecting, or submitted to a vote of the shareholders of SAN FAUSTIN, including the election of directors and the approval of certain corporate transactions and other matters concerning SAN FAUSTIN’s policies). Shares representing approximately 64% of SAN FAUSTIN’S votes and 41% of SAN FAUSTIN’S capital are deposited with RP STAK.

Item 5. Interest in Securities of the Issuer

(a) (b)	RP STAK. See items (7) through (11) and (13) on page 2

SAN FAUSTIN. See items (7) through (11) and (13) on page 3

TECHINT HOLDINGS. See items (7) through (11) and (13) on page 4

(c)	There have been no transactions in Ordinary Shares effected by the Reporting Persons or, to the best of the Reporting Person’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

A	Power of Attorney of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN dated June 23rd, 2020.*

B	Power of Attorney of SAN FAUSTIN S.A., dated June 22nd, 2020.*

C	Power of Attorney of TECHINT HOLDINGS S.à r.l., dated June 22nd, 2020.*

*	Previously filed as an exhibit to the Schedule 13D of Tenaris S.A. dated June 25th, 2020 and incorporated by reference in this Amendment No. 4.

Schedule I

ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN

MANAGEMENT

Manager	Residence or business address	Present Principal occupation	Citizenship
Zenco Management BV	“De Rotterdam” 41st floor Wilhelminakade 173 3072 AP Rotterdam The Netherlands	Management Company	Dutch

VOTING COMMITTEE

Members	Residence or business address	Present principal occupation	Citizenship
Paolo Rocca (Chairman)	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Enrico Bonatti	8th Floor, Farringdon Street, London, EC4A 4AB, United Kingdom	Director of Tenaris Global Services (UK) Ltd.	Swiss
Giovanni Sardagna	Gravules-ch 10, 7522 La Punt chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Andres Piñeyro	Calle Recoletos 23, 3rd floor, 28001 Madrid, Spain	President of Meridium S.A.	Argentine
Lodovico Rocca	Via Monte Rosa 93, 20149 Milan, Italy	President of Techint E&C, Uruguay	Italian

SAN FAUSTIN S.A.

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Roberto Bonatti	Viale Piave 4, 20129 Milan, Italy	Director of San Faustin S.A.	Italian
Guido Bonatti	Via Donizetti 57, Milan, Italy	Financial Advisor	Italian
Marco Drago	13, via Cattaneo, Novara, Italy	Chairman of De Agostini SpA	Italian
Giorgio Alliata di Montereale	Carlos M. Della Paolera 299, 18th floor, Buenos Aires, Argentina	Economist	Italian
Bob Kneip	33, rue des Puits de Romain, L-8070, Bertrange, Luxembourg	Vice-Chairman of Kneip Communication Luxembourg	Luxembourger
Andres Piñeyro	Calle Recoletos 23, 3rd floor, 28001 Madrid, Spain	President of Meridium S.A.	Argentine
Lodovico Rocca	Via Monte Rosa 93, 20149 Milan, Italy	President of Techint E&C, Uruguay	Italian
Giovanni Sardagna	Gravules-ch 10, 7522 La Punt chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Paolo Bassetti	Strada Gheorghe Manu 7, Bucarest, Romania	Director of BEPA Investitii Consultor SRL, Bucarest, Romania	Italian

OFFICERS

Name	Residence or business address	Present principal occupation	Citizenship
Chairman of the Board Gianfelice Rocca	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
President Paolo Rocca	Av. Leandro N. Alem 1067, 29th floor, Buenos Aires, Argentina	Chairman & CEO of Tenaris S.A.	Italian
Vice-president Giovanni Sardagna	Gravules-ch 10, 7522 La Punt chamues-ch, Switzerland	Director of Investors’ relations of Tenaris S.A.	Italian
Secretary of the Board of Directors Fernando Jorge Mantilla	Carlos M. Della Paolera 299, 16th floor, Buenos Aires, Argentina	Attorney at law	Argentine
Assistant Secretary of the Board of Directors Diego Fortunato	26, Boulevard Royal, Ground Floor, L-2449 Luxembourg	General Manager of San Faustin S.A.	Italian
Chief Financial Officer Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Sociedad Anónima de Mandatos y Administración S.A.	Argentine

TECHINT HOLDINGS S.à r.l.

BOARD OF DIRECTORS

Name	Residence or business address	Present principal occupation	Citizenship
Gianfelice M. Rocca (Chairman)	Via Monte Rosa 93, 20149 Milan, Italy	Chairman of the Board of San Faustin S.A.	Italian
Mario O. Lalla	Av. Leandro N. Alem 1067, 28th floor, Buenos Aires, Argentina	President of Sociedad Anónima de Mandatos y Administración S.A.	Argentine
Alain Renard	74, Grand-Rue L-1660 Luxembourg, Grand Duchy of Luxembourg	Member of the Executive Committee of Atalux	French
Michele Zerbi	74, Grand-Rue L-1660 Luxembourg, Grand Duchy of Luxembourg	General Manager of MVC (Metallurgical V.C.) S.A.	Italian

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 4 on his own behalf and on behalf of SAN FAUSTIN S.A. and TECHINT HOLDINGS S.À R.L.

June 28th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by SAN FAUSTIN S.A. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d - 1(k)(1), the undersigned joins in the filing of this Amendment No. 4 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and TECHINT HOLDINGS S.À R.L.

June 28th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I, Fernando J. Mantilla, attorney duly authorized by TECHINT HOLDINGS S.À R.L. to sign this statement, certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1), the undersigned joins in the filing of this Amendment No. 4 on his own behalf and on behalf of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN and SAN FAUSTIN S.A.

June 28th, 2021

/s/ Fernando J. Mantilla
Attorney-in-fact

Exhibit A

POWER OF ATTORNEY

The undersigned, J. de Jong, Director of Zenco Management B.V., sole Director of ROCCA & PARTNERS STICHTING ADMINISTRATIEKANTOOR AANDELEN SAN FAUSTIN, a private foundation (Stichting) organized under the laws of the Netherlands, hereby constitutes and appoints Fernando J. Mantilla, Mario O. Lalla and Michele Zerbi, each of them acting severally, as attorneys or attorney of the undersigned, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TENARIS S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney may lawfully do or cause to be done by virtue hereof.

By:

/s/ J. de Jong
(on behalf of Zenco Management B.V.)

Dated: June 23rd, 2020

Exhibit B

[LETTERHEAD OF SAN FAUSTIN S.A.]

POWER OF ATTORNEY

The undersigned, Alain Renard and Michele Zerbi, Attorneys-in-fact of SAN FAUSTIN S.A., a company organized under the laws of the Grand Duchy of Luxembourg, hereby constitutes and appoints Fernando J. Mantilla, Mario O. Lalla and Michele Zerbi, each of them acting severally, as attorneys or attorney of the undersigned, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TENARIS S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney may lawfully do or cause to be done by virtue hereof.

By:

/s/ Alain Renard	/s/ Michele Zerbi
Attorney-in-fact	Attorney-in-fact

Dated: June 22nd, 2020.

Exhibit C

[LETTERHEAD OF TECHINT HOLDINGS S.ÀR.L.]

POWER OF ATTORNEY

The undersigned, Alain Renard and Michele Zerbi, Directors (“gérants”) of TECHINT HOLDINGS S.À R.L., a company organized under the laws of the Grand Duchy of Luxembourg, hereby constitutes and appoints Fernando J. Mantilla and Mario O. Lalla and Michele Zerbi, each of them acting severally, as attorneys or attorney of the undersigned, to sign on its behalf a Statement on Schedule 13G or 13D relating to the Common Stock of TENARIS S.A., including any agreements attached as exhibits thereto, and to sign any or all amendments to such Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission of the United States of America, granting unto said attorneys or attorney, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, hereby ratifying and confirming all that said attorneys or attorney may lawfully do or cause to be done by virtue hereof.

By:

/s/ Alain Renard	/s/ Michele Zerbi
Director	Director

Dated: June 22nd, 2020